CHINA YOUTH MEDIA, INC

2008 ANNUAL REPORT

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Of China Youth Media, Inc.

We have audited the accompanying consolidated balance sheet of China Youth Media, Inc. (Company) as of December 31, 2008 and 2007, and the related consolidated statement of income, stockholders' equity (deficit), and cash flows for the two years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Youth Media, Inc. as of December 31, 2008 and 2007 and the results of their operations and their cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed further in Note 1, the Company has incurred significant losses. The Company's viability is dependent upon its ability to obtain future financing and the success of its future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Tarvaran Askelson & Company, LLP

Laguna Niguel, California
April 10, 2009

CHINA YOUTH MEDIA, INC.

Consolidated Balance Sheet (Audited)

	December 31, 2008	December 31, 2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 34,425	$ 5,600
Accounts receivable, net	161,604	304,841
Inventories	—	15,436
Other current assets	112,500	19,865
TOTAL CURRENT ASSETS	308,529	345,742
Property and equipment, net	16,778	170,767
Intangible assets, net	8,537,503	394,935
Other Assets	98,968	—
TOTAL ASSETS	$ 8,961,778	$ 911,444
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
CURRENT LIABILITIES		
Accounts payable	$ 197,582	$ 342,842
Accrued liabilities	848,006	575,601
Note payable - related party	5,000	1,068,000
Deferred revenue	—	69,672
TOTAL CURRENT LIABILITIES	1,050,588	2,056,115
LONG TERM LIABILITIES		
Convertible notes payable - related party	2,228,047	556,307
Convertible note payable	250,000	—
Note payable	100,000	
Debt discount - beneficial conversion feature	(207,489)	(116,216)
TOTAL LONG TERM LIABILITIES	2,370,558	440,091
TOTAL LIABILITIES	3,421,146	2,496,206
STOCKHOLDERS' EQUITY (DEFICIT)		
Preferred stock, $0.001 par value: 2,000,000 shares authorized; Series A Preferred Stock, $0.001 par value; 500,000 shares authorized; 83,020 shares issued and outstanding at December 31, 2008; Zero shares issued and outstanding at December 31, 2007;	83	—
Common stock, $0.001 par value: 500,000,000 shares authorized; 71,828,439 shares issued and outstanding at December 31, 2008; 39,545,104 shares issued and outstanding at December 31, 2007;	71,828	39,545
Paid-in capital	16,313,219	6,243,079
Accumulated deficit	(10,844,498)	(7,867,386)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	5,540,632	(1,584,762)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 8,961,778	$ 911,444

The accompanying notes are an integral part of these consolidated financial statements.

CHINA YOUTH MEDIA, INC.

Consolidated Statements of Operations (Audited)

	Years Ended December 31, 2008	Years Ended December 31, 2007
REVENUE		
Sales	$ 106,898	$ 592,365
Total revenue	106,898	592,365
OPERATING EXPENSES		
Cost of sales	54,678	196,895
Selling, general and administrative expenses	2,533,725	2,602,751
Total operating expenses	2,588,403	2,799,646
Operating loss	(2,481,505)	(2,207,281)
Other Income (expense)		
Interest expense	(274,332)	(179,849)
Rental Income	148,103	
Loss on Abandonment	(130,317)	—
Loss on Impairment Goodwill	(132,200)	—
Loss on Impairment IP Holdings	(106,861)	—
Total other income (expense)	(495,607)	(179,849)
LOSS BEFORE INCOME TAXES	(2,977,112)	(2,387,130)
PROVISION FOR INCOME TAXES	—	1,600
NET LOSS	$ (2,977,112)	$ (2,388,730)
BASIC AND DILUTED NET LOSS PER COMMON SHARE	$ (0.06)	$ (0.06)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	49,254,577	38,573,023

Consolidated Statements of Cash Flows (Audited)

	Years Ended December 31, 2008	Years Ended December 31, 2007
Cash flows from operating activities:		
Net loss	$ (2,977,112)	$ (2,388,730)
Adjustments to reconcile net loss to net cash used in operating activities:		
Loss on Abandonment	130,317	—
Loss on Impairment of Goodwill	132,200	—
Loss on Impairment of IP Holdings	106,861	—
Depreciation	27,202	85,854
Amortization of licenses	820,182	144,845
Amortization of debt discount	135,078	38,739
Stock-based compensation to employees and directors	162,654	1,209,875
Changes in operating assets and liabilities:		
Accounts receivable	143,237	(246,302)
Inventories	15,436	35,269
Other assets	33,397	9,294
Accounts payable and accrued liabilities	413,885	262,562
Deferred revenue	(69,672)	—
Net cash used in operating activities	(926,335)	(848,594)
Cash flows from investing activities:		
Purchases of licenses and developed content	—	(12,000)
Purchases of property and equipment	(3,530)	(2,766)
Purchases of intangible assets	(2,010)	—
Net cash used in investing activities	(5,540)	(14,766)
Cash flows from financing activities:		
Proceeds from issuance of common stock	347,500	270,610
Proceeds from issuance of preferred stock	31,200	
Proceeds from issuance of convertible notes	250,000	—
Proceeds from issuance of convertible note related party	232,000	—
Proceeds from related party note	—	595,000
Proceeds from note	100,000	—
Net cash provided by financing activities	960,700	865,610
Net increase (decrease) in cash and cash equivalents	28,825	2,250
Cash and cash equivalents at beginning of period	5,600	3,350
Cash and cash equivalents at end of period	$ 34,425	$ 5,600
Supplemental disclosures of cash flow information:		
Cash paid for income taxes	$ —	$ 1,600
Interest paid	$ —	$ —
Non-cash investing and financing activity:		
Beneficial conversion feature	$ 226,352	$ 50,000
Acquisition of intangible assets for stock	$ 9,199,800	$ —

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity (Deficit)
Years Ended December 31, 2008 and 2007

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Shareholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
BALANCES, December 31, 2006			37,239,002	$ 37,239	$ 4,714,900	$ (5,478,656)	$ (726,517)
Issuance of common stock			2,706,102	2,706	267,904		270,610
Beneficial Conversion Interest					50,000		50,000
Cancelation of common stock			(400,000)	(400)	400		—
Compensation expense, stock options					1,209,875		1,209,875
Net loss						(2,388,730)	(2,388,730)
BALANCES, December 31, 2007	—	—	39,545,104	$ 39,545	$ 6,243,079	$ (7,867,386)	$ (1,584,762)
Issuance of preferred stock	83,020	83			9,211,717		9,211,800
Issuance of common stock			32,283,335	32,283	469,417		501,700
Debt Discount, net effect					226,352		226,352
Compensation expense, stock options					162,654		162,654
Net loss						(2,977,112)	(2,977,112)
BALANCES, December 31, 2008	83,020	83	71,828,439	$ 71,828	$ 16,313,219	$ (10,844,498)	$ 5,540,632

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Basis of Presentation and Significant Accounting Policies.

Basis of Presentation — The accompanying consolidated financial statements have been prepared in accordance with the Generally Accepted Accounting Principles in the United States of America ("GAAP").

Principles of Consolidation — The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Going Concern — The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. At December 31, 2008, the Company had an accumulated deficit of $10.8 million and a working capital deficit of $742,000. During the year ended December 31, 2008, the Company incurred a loss of approximately $3 million. During the year ended December 31, 2008, the Company primarily relied upon loans from its Chief Executive Officer and on debt and equity investments to fund its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management is currently seeking additional financing and believes that these avenues will continue to be available to the Company to fund its operations, however no assurances can be made. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates are based on knowledge of current events and anticipated future events and accordingly, actual results may differ from those estimates.

Foreign Currency Transactions — The Company's functional currency is the United States Dollar (the "US Dollar"). From time to time, and with the contemplation of expanding the Company's operations in China, the Company enters into transactions denominated in the currency of the People's Republic of China, whose principal unit is the Yuan ("Renminbi" or "RMB") and in the Hong Kong Dollar ("HK Dollar"). The transactions denominated in currencies other than the functional currency are translated into US Dollars at the exchange rates quoted by the Federal Reserve Bank of New York which represents the noon buying rate in the City of New York and are certified for customs purposes. These exchange rates are not intended to imply that the foreign exchange rates quoted could have been, or could be, converted, realized or settled into U.S. dollars or any other currency at the quoted rate on the date of the transaction.

Cash and Cash equivalents — The Company considers only highly liquid investments such as money market funds and commercial paper with maturities of 90 days or less at the date of their acquisition as cash and cash equivalents.

The Company maintains cash in bank and deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Fair Value of Financial Instruments — The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value as of December 31, 2008 because of their generally short term nature.

Goodwill — In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("*SFAS No. 142*"), goodwill is defined as the excess of the purchase price over the fair value assigned to individual assets acquired and liabilities assumed and is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the Company's fourth fiscal quarter or more frequently if indicators of impairment exist. The performance of the test involves a two-step process.

The first step of the impairment test involves comparing the fair value of the Company's reporting units with each respective reporting unit's carrying amount, including goodwill. The fair value of reporting units is generally determined using the income approach. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, the second step of the goodwill impairment test is performed to determine the amount of any impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. In accordance with SFAS No. 142, no amortization is recorded for goodwill with indefinite useful life. Goodwill impairment of approximately $132,000 related to PerreoRadio intangible assets was recognized during the year ended December 31, 2008. No goodwill impairment was recognized during the year ended December 31, 2007.

Intangible Assets — In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("*SFAS No. 142*"), intangible assets that are determined not to have an indefinite useful life are subject to amortization. The Company amortizes intangible assets using the straight-line method over their estimated useful lives.

Impairment of Long-Lived and Intangible Assets — In accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("*SFAS No. 144*"), the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company assesses the recoverability of the long-lived and intangible assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets. Impairment of approximately $107,000 related to the licensed home video library intangible assets was recognized during the year ended December 31, 2008. No impairment was recognized during the year ended December 31, 2007.

Stock-Based Compensation — The Company accounts for stock-based compensation awards in accordance with the provisions of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment ("SFAS No. 123R")*, which addresses the accounting for employee stock options. SFAS No. 123R revises the disclosure provisions of Statement of Financial Accounting Standards No. 123, *Accounting-Based Compensation ("SFAS No. 123")*, and supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees ("APB No. 25")*. SFAS No. 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements over the vesting period based on the estimated fair value of the awards. During the years ended December 31, 2008 and December 31, 2007, the Company had stock-based compensation expense related to issuances of stock options and warrants to the Company's employees, directors and consultants of $163,000 and $1.2 million, respectively.

Revenue Recognition

Advertising Supported Intranet Television Network Media Website — Koobee is a large scale, advertising supported Intranet Television Network (ITVN) media portal that is initially targeting China's campus based college students, estimated to total more than 30 million young people. Koobee is a venue for marketers to deliver traditional TV spots and new media advertising campaigns to a vast, upwardly mobile, targeted demographic. Advertisers and channel owners will have available to them multiple touch points ranging from interstitial interactive ads to banners within social networking clubs and sponsored competitions, all with accurate ad tracking that ensures clients realize value from unique and fully licensed content. Koobee provides advertisers the impact of TV with the ROI of the Internet. We expect this combination to be competitive and sufficiently appealing to capture market share in China's fast growth online advertising industry. We believe that significant opportunities exist in the China Internet advertising space, and we will actively pursue this potential source of revenue during the year ending December 31, 2009.

Digital Content Distribution. — ViraCast and www.Beat9.com - The Company generates revenue by dynamically inserting and continuously updating interactive, geo-targeted advertising into digital content, such as Internet videos, podcasts, etc. Our patent pending technology, ViraCast, digitally embeds advertising into digital content that then has the ability to propagate virally across the Internet while continuously tracking ad consumption and user interaction. ViraCast tracks impressions, clicks and other pertinent data valuable to advertisers. Ads are provided from our publisher-affiliates and we generally recognize revenue on a monthly basis when payment is received from our publisher-affiliates.

Website Ad Revenue. — *www.PerreoRadio.com* - We generate revenue from our wholly owned and operated website www.PerreoRadio.com. PerreoRadio.com generates revenue almost exclusively from the placement of ads on the website. We are a publisher-affiliate to all the large ad-network providers. We generally recognize revenue on a monthly basis when payment is received from our publisher-affiliates.

DVD Sales. — The Company generates revenue through the direct sales of licensed content and licensing agreements. In the past, through licensing agreements, the Company received advance payments as consideration for rights granted to third parties that distributed the Company's licensed content and were recorded as deferred revenue. The Company recognized revenue under its licensing agreements as royalties that were earned upon shipment of licensed content to customers by the sub-licensor. The Company reported deferred revenue of $70,000 at December 31, 2007. During the year ended December 31, 2008, all license and distribution agreements related to the deferred revenue had expired. Licensee acceptance could not be secured; i.e., reasonable effort was made, but documented royalty reports could not be attained, and given that the time period during which the contractual provisions that were in effect had lapsed, all deferred revenue was recognized on December 31, 2008.

Accounts Receivable — Accounts receivable are recorded at the invoice amount and do not bear interest. Accounts receivable at December 31, 2008 and 2007 are presented net of an allowance for doubtful accounts of $15,000 and $5,000, respectfully.

Allowance for Doubtful Accounts — The allowance for doubtful accounts is the Company's estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts periodically. Past due balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and potential for recovery is considered remote. The Company does not have any off-balance-sheet exposure related to its customers. During the year ended December 31, 2008, given the current economic climate, the Company increased the allowance for doubtful accounts to $15,000.

Inventory — Inventories during the year ended December 31, 2008, consisting primarily of Spanish language DVD titles, are stated at the lower of cost (average) or market.

Property and Equipment — Property and equipment are recorded at cost and depreciated using the straight-line method over the useful lives of the assets, generally from three to seven years. Property and equipment at December 31, 2008 and 2007 are presented net of accumulated depreciation of $23,700 and $101,500, respectfully. Depreciation expense for the years ended December 31, 2008 and 2007 was $27,200 and $85,900, respectively.

Beneficial Conversion Feature of Convertible Notes Payable — The Company accounts for convertible notes payable in accordance with the guidelines established by APB Opinion No. 14, *Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants ("APB No. 14")*, Emerging Issues Task Force ("EITF") 98-5, *Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios* and EITF 00-27, Application of Issue No 98-5 *To Certain Convertible Instruments.* The Beneficial Conversion Feature ("BCF") of a convertible note, is normally characterized as the convertible portion or feature of certain notes payable that provide a rate of conversion that is below market value or in-the-money when issued. The Company records a BCF related to the issuance of a convertible note when issued and also records the estimated fair value of the warrants issued with those convertible notes. The BCF of a convertible note is measured by allocating a portion of the note's proceeds to the warrants and as a reduction of the carrying amount of the convertible note equal to the intrinsic value of the conversion feature, both of which are credited to additional paid-in-capital. The Company calculates the fair value of warrants issued with the convertible note using the Black-Scholes valuation model and uses the same assumptions for valuing employee options in accordance with SFAS No. 123R. The only difference is that the contractual life of the warrants is used. The value of the proceeds received from a convertible note is then allocated between the conversion feature and warrants on a relative fair value basis. The allocated fair value is recorded in the consolidated financial statements as a debt discount (premium) from the face amount of the note and such discount is amortized over the expected term of the convertible note (or to the conversion date of the note, if sooner) and is credited to interest expense.

Income Taxes — The Company has implemented the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS 109"). SFAS 109 requires that income tax accounts be computed using the liability method. Deferred taxes are determined based upon the estimated future tax effects of differences between the financial reporting and tax reporting bases of assets and liabilities given the provisions of currently enacted tax laws.

Advertising Costs — The Company expenses advertising costs when incurred. Advertising expense for the years ended December 31, 2008 and 2007 was $7,000 and $2,000, respectively.

Shipping and Handlings Costs — Shipping and handling costs are classified as cost of sales.

Note 2. Other Current Assets

On September 1, 2008 the Company entered into a Consulting Agreement ("Consulting Agreement") with American Capital Ventures, Inc. ("ACV, Inc."). Pursuant to the terms of the Consulting Agreement, ACV, Inc. will provide the Company with investor relations consulting services for a period of two years and in consideration, ACV, Inc. will receive 2.5 million shares of the Company's Common Stock of which 1.5 million shares will be issued during the initial twelve-month term and the remainder will be issued on the thirteenth month of the agreement term. The Consulting Agreement was valued at $225,000 based on the fair value of the underlying shares of the Company's common stock on the effective date of the Agreement and will be amortized on a straight-line basis over the agreement term of two years.

The balance recorded in other current assets at December 31, 2008 corresponds to the current portion of the prepaid expense of $112,500 related to the Consulting Agreement with ACV, Inc.

Note 3. Property and Equipment

In September 2005, the Company entered into an asset purchase agreement to acquire the iCodemedia suite of websites and all related intellectual property (the "*iCodemedia Assets*"). The Company intended to develop these websites into a suite of applications and services to enable content creators to publish and deliver content to existing and next generation devices. During the quarter ending March 31, 2008, management determined that the Company would no longer develop the iCodemedia Assets and, accordingly, $41,650 was charged to operations in the current period as a non-recurring loss on abandonment.

In April 2006, the Company entered into an asset purchase agreement to acquire the software application known as ITunesBucks and its associated assets (the "*ITunesBucks Assets*"). The Company intended to develop the ITunesBucks Assets into a customer affinity program that enabled users to generate credits that would then be used to purchase merchandise. During the quarter ending March 31, 2008, management determined that the Company would no longer develop the ITunesBucks Assets and, accordingly, $88,667 was charged to operations in the current period as a non-recurring loss on abandonment.

Property and equipment at December 31, 2008 and 2007 consist of the following:

Property and Equipment	December 31, 2008	December 31, 2007
Computer Software and Equipment	$ 33,846	$ 265,616
Office Furniture and Equipment	6,628	6,629
Total Property and Equipment	$ 40,474	$ 272,245
Less: Accumulated Depreciation	(23,696)	(101,478)
Property and Equipment, net	$ 16,778	$ 170,767

*Note 4. **Intangible Assets***

Intangible assets consist of capitalized Content License Agreements, China IPTV & Mobile Licenses, license fees for licensed content the Company acquired from owners including producers, studios and distributors, as well as the Company's Koobee.com and PerreoRadio.com suite of websites and internet properties.

On June 2, 2008, the Company entered into a Content License Agreement (the "Content License Agreement") with New China Media, LLC ("New China Media"), YGP, LLC ("YGP") and TWK Holdings, LLC ("TWK") (collectively referred to as "Content Providers"). In consideration for the license to certain content by the Content Providers, the Content License Agreement provided for the issuance of 31,200 shares of the Company's Series A Convertible Preferred Stock, that are convertible to 31,200,000 shares of the Company's common stock. The Content License was valued at $2,808,000 based on the fair value of the associated underlying shares of the Company's common stock. The Content License Agreement has a term of 2 years with an automatic renewal term of an additional 2 years and, as such, has an estimated useful life of 4 years. The Content License Agreement will be amortized over the respective estimated useful life and will be reviewed periodically for impairment in accordance with FASB Statement No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets.*

On June 10, 2008, the Company's subsidiary, YMHK, entered into a Cooperation Agreement (the "Cooperation Agreement") with China Youth Net Technology (Beijing) Co., Ltd. ("CYN"), China Youth Interactive Cultural Media (Beijing) Co., Ltd. ("CYI") and China Youth Net Advertising Co. Ltd. ("CYN Ads") that provided for the issuance of an aggregate of 71,020 shares of the Company's Series A Convertible Preferred Stock that are convertible to 71,200,000 shares of the Company common stock to three designees of CYN in consideration for, and in addition to any other right that is granted by CYN and CYI to YMHK. Under the Cooperation Agreement, CYN and CYI have agreed to exclusively grant YMHK or any third party/parties designated by YMHK with the following rights during the term of the Cooperation Agreement and any renewal period of the term: (a) exclusive right to advertise on the fully managed video and audio distribution network based on, including but not limited to, the China Education and Research Network, the broadband network infrastructure built in schools, universities and other education institutions in China (the "Campus Network") and to source advertising business for this purpose; (b) exclusive right to sell and operate the commercial campus marketing events; (c) right to provide foreign commercial content to the Campus Network (excluding non-profit, educational content exchange and those contents that are not permitted to be disseminated through the Campus Network under applicable Chinese laws); and (d) enjoy the rights with respect to the setup, operation, maintenance and expansion of the Campus Network according to a separate commercial and technical services agreement. The Cooperation Agreement was valued at $6,391,800 based on the fair value of the associated underlying shares of the Company's common stock. The Cooperation Agreement has a term of 20 years with an optional renewal term of 10 years and, as such, has an estimated useful life of 30 years. The Cooperation Agreement will be amortized over the respective estimated useful life and will be reviewed periodically for impairment in accordance with FASB Statement No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets.*

Koobee.com has been determined to have an indefinite useful life based primarily on the renewability of the domain name. Intangible assets with an indefinite life are not subject to amortization, but will be subject to periodic evaluation for impairment.

Licensed content acquired is capitalized at the time of purchase. The term of the licensed content agreements usually vary between one to five years (the "*Title Term*"). At the end of the Title Term, the Company generally has the option of discontinuing distribution of the title or extending the Title Term. The Company amortizes the capitalized license fees, on a straight line basis over the Title Term. During the years ended December 31, 2008 and 2007, amortization expense related to the licensed content was $98,970 and $144,845, respectively.

In the past, the Company, through its subsidiary Rebel Crew Films, generated revenue through the direct sales of its licensed home video library and licensing agreements with third parties. However, the Company plans to use a significant portion of its resources going forward to the aggregation and distribution of international content and advertising for Internet and online consumption in China. Consequently, during the quarter ending December 31, 2008, recognizing that revenues and cash flows would be lower than expected from sales of its licensed home video library and licensing agreements with third parties, the Company determined that a triggering event had occurred and conducted an impairment analysis in the quarter ended December 31, 2008 which resulted in recording an impairment loss. During the quarter ended December 31, 2008, the Company recognized an impairment charge of $106,861 related to our licensed home video library.

The PerreoRadio suite of websites consists of the following Internet domain names and all materials, intellectual property, goodwill and records in connection therewith (the "PerreoRadio Assets" or "PerreoRadio"): Perreoradio.com, Radioperreo.com, Perreomobile.com, Perreotv.com, Puroperreo.com, Puroreggaeton.com, Purosandungueo.com, Sandungueoradio.com, Machetemusic.net, Machetemusic.org, Machetemusica.com and Musicamachete.com. The PerreoRadio Assets, initially valued at $160,000, were determined to have an indefinite useful life based primarily on the renewability of the proprietary domain names. Therefore, the PerreoRadio Assets were not subject to amortization, but were rather subject to periodic evaluation for impairment. During the quarter ending December 31, 2008, the Company determined that the revenue and cash flows would be lower than expected from the PerreoRadio Assets and as such, a triggering event occurred and we conducted an impairment analysis which resulted in the recognition of an impairment loss. At December 31, 2008, the Company recognized a goodwill impairment charge of $132,000 related to the PerreoRadio Assets.

Intangible assets and accumulated amortization at December 31, 2008 and 2007 are comprised of the following:

Intangible Assets	December 31, 2008	December 31, 2007
China IPTV & Mobile Licenses	$ 6,391,800	$ –
YesTV China IPTV Rights	2,808,000	–
Domain Assets	2,010	–
PerreoRadio Assets	27,800	160,000
Licensed and Developed Content	283,104	677,599
Total Intangible Assets	9,512,714	837,599
Less: Accumulated Amortization	(975,211)	(442,664)
Intangible Assets, net	$ 8,537,503	$ 394,935

In connection with the China IPTV, Mobile and Licensed Content agreements, the Company expects to record the following amortization expense over the next four years:

Fiscal Year Ended	Amortization
December 31, 2009	$(660,390.00)
December 31, 2010	$(660,390.00)
December 31, 2011	$(660,390.00)
December 31, 2012	$(660,390.00)

In connection with the Licensed Content agreements of our home video library, the Company expects to record the following amortization expense over the next four years:

Fiscal Year Ended	Amortization
December 31, 2009	$ (16,672.40)
December 31, 2010	$ (10,287.80)
December 31, 2011	$ (2,675.64)
December 31, 2012	$ -

Note 5. Other Assets

The balance recorded in other current assets at December 31, 2008 correspond to security deposits of $18,400 related to our lease holdings, $1,500 related to Water and Power Utility deposit requirements, $4,100 of deferred rental income, and the long-term portion of the prepaid expense of $75,000 related to the Consulting Agreement with ACV, Inc.

Note 6. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2008 and 2007 are as follows:

Deffered Tax Asses	December 31, 2008	December 31, 2007
Federal Net Operating Loss Carryforward	$ 2,589,137	$ 1,698,786
State Net Operating Loss Carryforward	671,575	441,109
Stock Based Compensation	2,650,593	2,580,912
Basis difference in assets and other	117,810	-
Deferred Revenue	-	29,847
Beneficial Conversion Feature	(88,888)	(49,787)
Total Gross Deferred Tax Asset		
Less Valuation Allowance	5,940,227	4,700,867
Net Deferred Tax Asset	(5,940,227)	(4,700,867)
	$ -	$ -

The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the Company's loss for the year ended December 31, 2008, the Company has provided a valuation allowance in the amount of $5,940,000, an increase of $1,240,000. The amount of deferred tax assets considered realizable could change if future taxable income is realized. A component of the Company's deferred tax assets are federal and state net operating loss carryforwards of approximately $7.62 million and $7.60 million, respectively, for the year ended December 31, 2008. A greater than 50% change in the ownership of the Company's common stock can delay or limit the utilization of existing net operating loss carryforwards pursuant to the Internal Revenue Code Section 382. The Company believes that such a change occurred on December 29, 2005 and again during the year ended December 31, 2008. The Company is evaluating the net operating loss carryforward limitation imposed by Internal Revenue Code Section 382 for net operating losses incurred before the change dates. The net operating losses will begin to expire in 2021 and 2011, respectively.

At December 31, 2008 and 2007, the Company did not have a tax provision. During the year ended December 31, 2008, the Company recorded $1,600 in franchise tax fees to the State of California.

For the years ended December 31, 2008 and 2007, a reconciliation of the federal statutory tax rate to the Company's effective tax rate is as follows:

Effective Tax Rate	December 31,	
	2008	2007
Federal statutory tax rate	(34%)	(34%)
State and local income taxes, net of federal tax	0.00%	0.04%
Non deductible items	0.08%	0.05%
Valuation allowance	33.94%	33.97%
Total effective tax rate	0.02%	0.06%

Note 7. Loss Per Common Share

Income (loss) per common share is based on the weighted average number of common shares outstanding. The Company complies with SFAS No. 128, *Earnings Per Share*, which requires dual presentation of basic and diluted earnings per share on the face of the statements of operations. Basic per share earnings or loss excludes dilution and is computed by dividing income (loss) available to common stockholders by the weighted-average common shares outstanding for the period. Diluted per share earnings or loss reflect the potential dilution that could occur if convertible preferred stock or debentures, options and warrants were to be exercised or converted or otherwise result in the issuance of common stock that is then shared in the earnings of the entity.

Since the effects of outstanding options, warrants and the conversion of convertible preferred stock and convertible debt are anti-dilutive in all periods presented, shares of common stock underlying these instruments have been excluded from the computation of Loss per Common Share.

As of December 31, 2008, there were outstanding (i) 6,983,333 options and 550,000 warrants issued pursuant to the Company's Stock Option Plan, (ii) 1,400,000 shares issuable upon conversion of outstanding warrants that were issued outside the Company's Stock Option Plan, (iii) 83,020,000 shares reserved for issuance upon conversion of Series A Convertible Preferred Stock and (iv) 73,712,678 shares reserved for issuance upon conversion of outstanding convertible promissory notes.

Note 8. Accrued Liabilities

Accrued liabilities at December 31, 2008 and 2007 are comprised of the following:

Accrued Liabilities	December 31,	
	2008	2007
Obligations on license agreements	$ 47,595	$ 47,595
Accrued salaries	330,000	353,182
Accrued professional fees	90,000	-
Interest	77,016	127,414
Deferred rent expense	25,899	-
Sublease security deposits	32,000	-
Accrued vendor liabilities	200,082	-
Other	45414	47410
	$ 848,006	$ 575,601

Note 9. Note Payable - Related Party

See Note 13. Convertible Note Payable - Related Party for a discussion related to the Loan Consolidation and Amendment to Security Agreement entered into by the Company, on the one hand, and Jay Rifkin, the Company's President and Chief Executive Officer, and Rebel Holdings, LLC ("Rebel Holdings") of which Mr. Rifkin is the sole managing member, on the other hand.

On July 13, 2006, William Horne, the Company's former Chief Financial Officer and Director, loaned the Company $5,000. As consideration for the loan, the Company issued Mr. Horne a demand promissory note (the "July 06 Note") at a rate equal to the prime rate published in The Wall Street Journal from time to time, and currently 8.25%, to the date of payment in full. Pursuant to the terms of a Conversion and Note Termination Agreement dated July 1, 2008, by and between Mr. Horne and the Company (the "Conversion Note"), the entire principal amount outstanding and all interest accrued from inception of the July 06 Note through the date of the Conversion Note, totaling approximately $813, and other various amounts owed to Mr. Horne totaling approximately $1,231, will be converted into 234,789 shares of Common Stock (the "Conversion Shares"). The conversion of the note was based upon a common stock value of $0.03 per share, which represented the offering price of the Company's Common Stock in its most recently completed equity financing transaction on the date of the Conversion Note. At December 31, 2008, the Conversion Shares had not been issued.

Note 10. Deferred Revenue

In the past, through licensing agreements, the Company received advance payments as consideration for rights granted to third parties that distributed the Company's licensed content which were recorded as deferred revenue. The Company recognized revenue under its licensing agreements as royalties were earned. The Company reported deferred revenue of $70,000 at December 31, 2007. During the year ended December 31, 2008, all license and distribution agreements related to the deferred revenue had expired. Licensee acceptance could not be secured- i.e., reasonable effort was made, but documented royalty reports could not be attained- and given that the time period during which the contractual provisions that were in effect had lapsed, all deferred revenue was recognized on December 31, 2008.

Note 11. Convertible Note Payable - Related Party

Rebel Holdings Convertible Note — On September 10, 2008, the Company, on the one hand, and Jay Rifkin, the Company's President and Chief Executive Officer, and Rebel Holdings, LLC ("Rebel Holdings"), of which Mr. Rifkin is the sole managing member, on the other hand, entered into a Loan Consolidation and Amendment to Security Agreement (the "Loan Consolidation Agreement"), effective as of July 1, 2008. Pursuant to the Loan Consolidation Agreement, the parties agreed to consolidate various outstanding loans made to the Company by Jay Rifkin and Rebel Holdings (some of which are due and payable on demand), and other amounts incurred by or due to Mr. Rifkin, in each case through June 30, 2008, into one convertible promissory note payable to Rebel Holdings in the principal amount of $2,078,047, with a maturity date of July 1, 2010 and interest at the prime rate (the "Consolidated Note"). The Consolidated Note is comprised of a $556,307 secured convertible note owed to Rebel Holdings (the "Rebel Holdings Note") that accrued simple interest at the rate of 4.5%; $1,063,000 loaned to the Company by Mr. Rifkin from December 2005 to December 2007; $82,000 loaned to the Company by Mr. Rifkin from January 15, 2008 to February 15, 2008; and $376,740 in other accrued amounts owed to Mr. Rifkin.

The Consolidated Note provides that the principal amount thereof shall, at the option of Rebel Holdings, be convertible at a conversion price equal to the lesser of, or more favorable to Rebel Holdings, of the following (i) $0.03 per share of Common Stock (which represents the offering price of the Company's Common Stock in its most recently completed equity financing transaction) provided a notice of conversion is submitted no later than 45 days after September 10, 2008, or (ii) the then current offering terms for any bona fide pending offering of the Company, provided a notice of conversion pursuant thereto is submitted no later than 30 days following the completion of the offering, and contains such other terms and conditions as set forth therein. Pursuant to a notice of conversion provided within the allowable time period, Rebel Holdings elected to convert the entire principal amount outstanding under the Consolidated Note into 69,268,233 shares of Common Stock at $0.03 per share. As of December 31, 2008, the 69,268,233 shares of Common Stock related to the Consolidated Note have not been issued.

Debt Discount attributable to the beneficial conversion feature of the Rebel Holdings Note remaining at the effective date of the Consolidated Note, July 1, 2008, was $96,847. As noted above, the Rebel Holdings Note, was consolidated into the Consolidated Note. Consequently, the debt discount attributable to the beneficial conversion feature of the Rebel Holdings Note was expensed as a non-cash interest expense.

Mojo Music Convertible Note — Other *convertible notes payable - related party* — On September 30, 2008, the Company entered into a subscription agreement with Mojo Music, Inc. ("Mojo Music"). Jay Rifkin, the Company's President and Chief Executive Officer, is the sole managing member of Mojo Music. The Company sold 1.5 Units, with each Unit consisting of a $100,000 Convertible Promissory Note bearing interest at 12% per annum, due three years from the date of issuance and warrants to purchase an aggregate of up to 350,000 shares of its Common Stock. The warrants are exercisable for a period of five years and have an exercise price equal to $0.09 per share subject to the Company's filing of a certificate of amendment to its certificate of incorporation increasing the number of its available shares for issuance. The subscription agreement with Mojo Music provided the Company with $150,000 in gross proceeds. Pursuant to the subscription agreement with Mojo Music, the Company issued 525,000 Purchase Warrants. *See Note 21 Warrants.* As the effective conversion price of the Mojo Music Convertible Promissory Note on the date of issuance was below the fair market value of the underlying common stock, the Company recorded debt discount in the amount of $28,300 based on the intrinsic value of the beneficial conversion feature of the Mojo Music Convertible Promissory Note. The warrant issued to Mojo Music in conjunction with the convertible note will expire after September 30, 2013. The Company recorded debt discount in the amount of $28,300 based on the estimated fair value of the warrants. In accordance with EITF No. 00-27, *Application of Issue No. 98-5 to Certain Convertible Instruments*, the debt discount as a result of the beneficial conversion feature of the Mojo Music Convertible Promissory Note and the estimated fair value of the warrants was amortized as non-cash interest expense over the term of the debt using the effective interest method. During the year ended December 31, 2008, interest expense of $4,800 has been recorded from the debt discount amortization.

Note 12. Convertible Note Payable

Convertible notes payable — On August 29, 2008, the Company entered into a subscription agreement with Year of the Golden Pig, LLC ("YGP, LLC"). The Company sold 2.5 Units, with each Unit consisting of a $100,000 Convertible Promissory Note bearing interest at 12% per annum, due three years from the date of issuance and warrants to purchase an aggregate of up to 350,000 shares of its Common Stock. The warrants are exercisable for a period of five years and have an exercise price equal to $0.09 per share subject to the Company's filing of a certificate of amendment to its certificate of incorporation increasing the number of its available shares for issuance. The subscription agreement with YPG, LLC provided the Company with $250,000 in gross proceeds. Pursuant to the subscription agreement with YGP, LLC, the Company issued 875,000 Purchase Warrants. *See Note 21 Warrants.*

As the effective conversion price of the YPG, LLC Convertible Promissory Note on the date of issuance was below the fair market value of the underlying common stock, the Company recorded debt discount in the amount of $112,700 based on the intrinsic value of the beneficial conversion feature of the YPG, LLC Convertible Promissory Note. The warrant issued to YPG, LLC in conjunction with the convertible note will expire after August 29, 2013. The Company recorded debt discount in the amount of $57,100 based on the estimated fair value of the warrants. In accordance with EITF No. 00-27, *Application of Issue No. 98-5 to Certain Convertible Instruments*, the debt discount as a result of the beneficial conversion feature of the YGP, LLC Convertible Promissory Note and the estimated fair value of the warrants was amortized as non-cash interest expense over the term of the debt using the effective interest method. During the year ended December 31, 2008, interest expense of $14,200 has been recorded from the debt discount amortization.

Note 13. Note Payable

On December 26, 2008, the subsidiaries of the Company, YMHK and YMBJ, entered into a Joint Venture Agreement (the "Joint Venture Agreement") with China Youth Interactive Media (Beijing) Company Limited ("CYI") and Xinhua Finance Media Limited ("XFM") to develop business opportunities contemplated by the Campus Network Agreements (the "Joint Venture") (YMHK, YMBJ and CYI henceforth the "JV Companies"). Pursuant to the Joint Venture agreement, XFM will provide working capital to YMHK in monthly increments for the twelve month period ending December 31, 2009 for the operations of the Joint Venture and, to the extent covered by the budget as set forth in the business plans, for the general overhead of the JV

Companies. Each of the JV Companies shall be obligated on a joint and several basis, following written notice from XFM, to return, repay or reimburse, as the case may be, all of the working capital provided by XFM, upon demand by XFM in the sole discretion of XFM with twelve months notice following the conclusion of the twelve month period ending December 31, 2009, together with interest accrued at an annual rate of 7 percent. The earliest date that any twelve-month written notice can be given is January 1, 2010 in which event the working capital will be due January 1, 2011. At December 31, 2008, the Joint Venture Agreement with XFM provided the Company with $100,000 in gross proceeds and the Company recognized the amount as a $100,000 principal amount of a 7% Promissory Note (the "Xinhua Note") due January 1, 2011. See Note 20 Subsequent Events for additional principal amounts from XFM related to the Joint Venture Agreement.

Note 14. Debt Discount - Beneficial Conversion Feature

Debt Discount attributable to the beneficial conversion feature of the Rebel Holdings Note remaining at December 31, 2007 and at the effective date of the Consolidated Note, July 1, 2008, was $116,216 and $96,847, respectively. As noted in Note 13 Convertible Note Payable - Related Party, the Rebel Holdings Note was consolidated into the Consolidated Note, and consequently, the debt discount attributable to the beneficial conversion feature was expensed as non-cash interest expense.

Note 15. Customer Concentrations

During the year ended December 31, 2008, the Company had sales to two customers that accounted almost exclusively for total sales. At December 31, 2008, these customers owed to the Company $77,000 and $96,000. However, with the Company plans to use a significant portion of its resources going forward to the aggregation and distribution of international content and advertising for Internet and online consumption in China, the Company anticipates a significant reduction in sales of the Company's licensed content.

Note 16. Commitment and Contingencies

Rent expense during the years ended December 31, 2008 and 2007 was $232,000 and $140,000, respectively. In August 2005, the Company entered into a commercial lease agreement for office space. The lease requires monthly payments of base rent in the amount of $5,890 from August 21, 2005 through September 30, 2012. Further, on each anniversary date, the base rent is subject to a 3% increase over the previous year.

In March 2006, the Company entered into a commercial lease agreement for additional office space (the "Hollman Lease"). The Hollman Lease requires monthly payments of base rent which increase from $12,475 in September 2006 to $14,041 in December 2010. During February 2008 and April 2008, the Company entered into commercial sublease agreements with two non-related parties. It is expected that the future lease payment obligation of the Company related to the Hollman Lease will be completely offset by the subleases and it is anticipated that they will remain subleased for the remaining term of the Hollman Lease. For the year ended December 31, 2008, the sublease agreements resulted in $148,100 in gross revenues.

On July 15, 2008, the Company entered into a commercial lease agreement for office space in Beijing, China. The lease requires monthly payments of $1,500 for twelve months. Approximate future minimum rent payments under these leases are as follows:

Operating Lease Payments	Minimum Payments
2009	$ 249,155
2010	$ 239,566
2011	$ 82,757
2012	$ 63,508
Total	$ 634,986

Note 17. Stock Based Compensation

Effective July 20, 2005, the Board of Directors of the Company approved the 2005 Stock Option and Restricted Stock Plan (the "***2005 Plan***"). The Plan reserves 15,000,000 shares of common stock for grants of incentive stock options, nonqualified stock options, warrants and restricted stock awards to employees, non-employee directors and consultants performing services for the Company. Options and warrants granted under the Plan have an exercise price equal to or greater than the fair market value of the underlying common stock at the date of grant and become exercisable based on a vesting schedule determined at the date of grant. The options expire 10 years from the date of grant whereas warrants generally expire 5 years from the date of grant. Restricted stock awards granted under the Plan are subject to a vesting period determined at the date of grant.

The Company accounts for stock-based compensation awards in accordance with the provisions of SFAS No. 123(R), *Share-Based Payment*, which addresses the accounting for employee stock options. SFAS 123(R) requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements over the vesting period based on the estimated fair value of the awards. The Company adopted SFAS 123(R) as of January 1, 2005. Prior to the adoption date, there were no stock options or other equity-based compensation awards outstanding.

A summary of stock option activity for the year ended December 31, 2008 is presented below:

		Outstanding Options			
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
December 31, 2006	5,279,167	9,720,833	0.73	7.92	-
Grants	(1,570,000)	1,570,000	-	-	-
Cancellations	4,147,500	(4,147,500)	0.50	6.07	-
December 31, 2007	7,856,667	7,143,333	0.73	7.95	-
Grants	-	-			
Cancellations	160,000	(160,000)	0.14	8.91	
December 31, 2008	8,016,667	6,983,333	0.74	6.91	
Options exercisable at:					
December 31, 2006		4,204,167	0.58	6.51	-
December 31, 2007		3,941,667	0.78	8.10	-
December 31, 2008		6,383,333	0.80	6.80	-

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (i.e., the difference between our closing stock price on December 31, 2008 and the exercise price, times the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. There have not been any options exercised during the years ended December 31, 2008 or 2007.

All outstanding stock-based compensation awards that the Company granted in 2008 and 2007 were granted at the per share fair market value on the grant date. Vesting of options differs based on the terms of each option. The Company utilized the Black-Scholes option pricing model.

During the years ended December 31, 2008 and December 31, 2007, stock-based compensation totaling $163,000 and $1.2 million, respectively, was recorded by the Company. During the years ended December 31, 2008 and December 31, 2007, total unrecognized compensation cost related to unvested stock options was $93,000 and $770,000. The cost is expected to be recognized over a weighted average period of 1.36 years.

*Note 18. **Equity Transactions***

Capitalization Amendment — Pursuant to a Certificate of Amendment to our Certificate of Incorporation filed with the State of Delaware which took effect as of October 16, 2008, the number of our authorized shares of Common Stock, par value $.001 per share, of the Company has been increased from 60,000,000 to 500,000,000 and the number of our authorized shares of Preferred Stock, par value $.001 per share, has been increased from 1,000,000 to 2,000,000 (the "Capitalization Amendment").

Recent Sales of Unregistered Securities

We sold the following equity securities during the fiscal year ended December 31, 2007 and 2008 that were not registered under the Securities Act of 1933, as amended (the "Securities Act").

Preferred Stock - Series A

On May 23, 2008, the Company filed with the State of Delaware a Certificate of Designation authorizing its Series A Convertible Preferred Stock consisting of 500,000 shares, each of $0.001 par value and convertible into shares of Common Stock at a rate of one thousand (1,000) shares of Common Stock for every one share of Series A Convertible Preferred Stock at the option of the holder at any time subsequent to the filing of an amendment to the Company's certificate of incorporation with the Secretary of State of the State of Delaware whereby the authorized Common Stock is increased to a minimum of 200,000,000 shares. In addition, the Series A Convertible Preferred Stock (i) has no voting rights prior to conversion except as otherwise provided under Delaware law, (ii) has no mandatory or optional redemption rights, (iii) has no preemptive rights, and (iv) shall pay cash dividends only in the event cash dividends have been declared on the Company's Common Stock.

On June 2, 2008, the Company entered into a Content License Agreement with New China Media, LLC ("New China Media"), YGP, LLC ("YGP") and TWK Holdings, LLC ("TWK") (New China Media, YGP and TWK collectively referred to as "Content Providers") providing for (i) the assignment by Content Providers and the assumption by the Company of certain rights of Content Providers for the territory of the People's Republic of China to use, transmit and publicly display via the Internet certain content; and (ii) the purchase by YGP, New China Media and TWK of 16,200 shares, 3,000 shares and 12,000 shares of Series A Convertible Preferred Stock of the Company for $16,200, $3,000 and $12,000, respectively. On December 16, 2008, pursuant to a notice of conversion, New China Media and YGP agreed to convert the entire amount of their respective shares of Series A Convertible Preferred Stock of the Company into 3,000,000 and 16,200,000 shares of Common Stock, respectively.

On June 10, 2008, the Company's subsidiary, YMHK, entered into a Cooperation Agreement with China Youth Net Technology (Beijing) Co., Ltd. ("CYN"), China Youth Interactive Cultural Media (Beijing) Co., Ltd. ("CYI") and China Youth Net Advertising Co. Ltd. ("CYN Ads"). In conjunction with the Cooperation Agreement, on June 10, 2008, the Company issued an aggregate of 71,020 shares of its Series A Convertible Preferred Stock to three designees of CYN.

Common Stock

During the period April 2007 to June 2007, the Company sold 2,150,000 shares of its common stock to several unaffiliated accredited investors at a price of $0.10 per share, resulting in gross proceeds of $215,000.

On September 30, 2007, the Company entered into a Termination Agreement (the "Termination Agreement") with Ault Glazer Bodnar Acquisition Fund, LLC ("AGB Acquisition Fund"). From March 23, 2006 through September 28, 2006, the Company was a party to a Revolving Line of Credit Agreement (the "Revolving Line of Credit") with AGB Acquisition Fund. The Revolving Line of Credit allowed for the Company to request advances totaling an aggregate of up to $150,000 from AGB Acquisition Fund. At December 31, 2006, the Company had borrowed $50,000 against the Revolving Line of Credit, all of which was due January 31, 2007. Amounts borrowed against the Revolving Line of Credit were evidenced by Convertible Secured Promissory Notes (the "Convertible Notes") which allowed for the conversion of all or any part of the outstanding principal balance of the Convertible Notes, including any accrued interest thereon, into shares of our common stock at a price equal to the lesser of the closing price of our common stock on March 23, 2006 or the share price of our common stock offered in our next round of financing in a private placement offering completed while the principal balance of the Convertible Notes were outstanding. This note was not repaid by the scheduled maturity, and we subsequently entered into a Loan Modification Agreement ("Modification Agreement") with AGB Acquisition Fund. On September 30, 2007, we entered into a Termination Agreement with AGB Acquisition Fund that terminated and cancelled the Convertible Notes and Modification Agreements. In consideration to AGB Acquisition Fund for the termination and cancellation of the Convertible Notes and Modification Agreements, the Company converted the principal amount and all interest accrued from inception of the Convertible Notes through the date of the Termination Agreement into an aggregate of 556,102 shares of our common stock at a price of $0.10 per share.

During March 2008, the Company sold 10,000,000 shares of its common stock to an unaffiliated accredited investor at a price of $0.03 per share, resulting in gross proceeds of $300,000.

During June 2008, the Company entered into a subscription agreement with several accredited investors in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended. The Company issued and sold to the accredited investors an aggregate of 1,583,335 shares of its common stock. These issuances resulted in aggregate gross proceeds to the Company of $47,500.

On August 29, 2008, the Company entered into a subscription agreement with Year of the Golden Pig, LLC ("YGP, LLC"), pursuant to which the Company sold 2.5 Units, with each Unit consisting of a $100,000 principal amount of a 12% Convertible Promissory Note (the "YGP, LLC Note") due three years from its issuance and 350,000 Common Stock Purchase Warrants, with each Warrant entitling the holder thereof to purchase at any time beginning from the date of issuance through five years thereafter one share of Common Stock at a price of $0.09 per share subject to the Company's filing of a certificate of amendment to its certificate of incorporation increasing the number of its available shares for issuance. The subscription agreement with YGP, LLC provided the Company with $250,000 in gross proceeds. Pursuant to the subscription agreement with YGP, LLC, the Company issued 875,000 Purchase Warrants.

On September 30, 2008, the Company entered into a subscription agreement with Mojo Music, Inc. ("Mojo Music"), of which Jay Rifkin, the Company's President and Chief Executive Officer, is the sole managing member, in which the Company sold 1.5 Units, with each Unit consisting of a $100,000 principal amount of a 12% Convertible Promissory Note due three years from its issuance and 350,000 Common Stock Purchase Warrants, with each Warrant entitling the holder thereof to purchase at any time beginning from the date of issuance through five years thereafter one share of Common Stock at a price of $0.09 per share. The subscription agreement with Mojo Music provided the Company with $150,000 in gross proceeds. Pursuant to the subscription agreement with Mojo Music, the Company issued 525,000 Purchase Warrants.

During September 2008, the Company issued 1.5 million shares to American Capital Ventures, Inc. ("ACV, Inc.") pursuant to the terms of a Consulting Agreement entered into by the Company on September 1, 2008. ACV, Inc. will provide the Company with investor relations consulting services for a period of two years. In consideration, ACV, Inc. will receive 2.5 million shares of the Company's Common Stock of which 1.5 million shares were issued and the remainder will be issued on the thirteenth month of the agreement term. The Consulting Agreement was valued at $225,000 based on the fair value of the underlying shares of the Company's common stock on the effective date of the Agreement and will be amortized on a straight-line basis over the agreement term of two years. On February 6, 2009, pursuant to a letter of instruction from ACV, notwithstanding anything to the contrary to the Consulting Agreement between ACV and the Company, the Company agreed to issue in advance of the thirteenth month of the Consulting Agreement 250,000 shares of the Company's common stock that will be deducted from the 1,000,000 (one million) shares of the Company's common stock that were scheduled to be issued on the thirteenth month of the Consulting Agreement so that the remaining shares of the Company's common stock to be issued to ACV on such date are 750,000, unless the Consulting Agreement is earlier terminated pursuant to the terms thereof.

Note 19. Warrants

During 2005, the Company issued a total of 550,000 warrants, outside of its 2005 Plan, to purchase shares of common stock at prices ranging from $0.145 to $0.65 per share to consultants.

During September 2008, the Company entered into subscription agreements with Year of the Golden Pig, LLC ("YGP, LLC") and with Mojo Music, Inc. ("Mojo Music"), in which the Company issued an aggregate of 4 Units, with each Unit consisting of a $100,000 principal amount of a 12% Convertible Promissory Note due three years from its issuance and 350,000 Common Stock Purchase Warrants outside of its 2005 Plan, with each Warrant entitling the holder thereof to purchase at any time beginning from the date of issuance through five years thereafter one share of Common Stock at a price of $0.09 per share.

The following table summarizes information about common stock warrants outstanding at December 31, 2008:

Outstanding				Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.15	250,000	0.26	$ 0.02	250,000	$ 0.02
$ 0.65	300,000	0.27	$ 0.10	300,000	$ 0.10
$ 0.09	875,000	2.09	$ 0.04	875,000	$ 0.04
$ 0.09	525,000	1.28	$ 0.02	525,000	$ 0.02
$ 0.98	1,950,000	3.90	$ 0.18	1,950,000	$ 0.18

Note 20. Subsequent Events

On January 8, 2009, the Content License Agreement was further extended by an additional eight (8) years for a total of ten (10) years. In consideration for the increase in the term of the agreement, New China Media received four million (4,000,000) shares of the Company's common stock. The Content License Agreement extension was valued at $604,000 based on the fair value of the associated underlying shares of the Company's common stock on the date of the extension agreement.

On January 9, 2009 and on February 10, 2009, pursuant to the Joint Venture agreement (see Note 15 Note Payable), XFM provided the Company with the scheduled working capital monthly increments as provided for in the budget as set forth in the business plans, of $227,000 and $203,000. The Company recognized the amounts as $227,000 and $203,000 principal amounts of 7% Promissory Notes (the "Xinhua Notes") due January 1, 2011.

On February 6, 2009, pursuant to a letter of instruction from ACV, notwithstanding anything to the contrary to the Consulting Agreement between ACV and the Company, the Company agreed to issue in advance of the thirteenth month of the Consulting Agreement 250,000 shares of the Company's common stock that will be deducted from the 1,000,000 (one million) shares of the Company's common stock that were scheduled to be issued on the thirteenth month of the Consulting Agreement so that the remaining shares of the Company's common stock to be issued to ACV on such date are 750,000, unless the Consulting Agreement is earlier terminated pursuant to the terms thereof.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and all associated notes hereto contained in the Company's Annual report on Form 10-K for the year ended December 31, 2008 (the "Form 10-K"). The discussion and analysis and results of operations thereto contain historical information and forward-looking statements based on current assumptions that involve risks and uncertainties. The Form 10-K contains forward-looking statements attributed to third parties that also involve risks and uncertainties. All statements regarding future events, our future financial performance and operating results, our business strategy and our financing plans are forward-looking statements. In many cases, you can identify forward-looking statements by terminology, such as "may," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms and other comparable terminology. These statements are only predictions. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from those projected in any forward-looking statements. In evaluating these statements, you should specifically consider various factors, including but not limited to, those set forth under "Risk Factors" appearing under "Item 1A. Risk Factors" and elsewhere in the report on Form 10-K. The Form 10-K contains forward-looking statements as defined by Section 21E Application of Safe Harbor for Forward-Looking Statements of the Securities Exchange Act of 1934 and as such are entitled to the protection provisions of these laws.

The Company is confident that the expectations implied in the forward-looking statements are based upon reasonable assumptions. However, no assurance can be given that they will be attained or that any divergence will be immaterial. Given the uncertainty and assumptions in the forward-looking statements discussed in the Form 10-K, the forward-looking events may not occur and actual results may differ materially and adversely from those expressed or implied by the forward-looking statements. Consequently, the Company disclaims any obligation to publicize or undertake any updates or revisions to any forward-looking statements contained herein with respect to any change in the Company expectation of any such forward-looking statement or assumptions they may be based on.

The following "Overview" section is a brief summary of the significant issues addressed in this MD&A. Investors should read the relevant associated sections of the MD&A for a complete discussion of the issues summarized below. The entire MD&A should be read in conjunction with the financial statements included elsewhere herein.

Revenue Sources

During the year ended December 31, 2008, the Company, including its subsidiaries, generated revenue primarily from (i) digital content distribution; (ii) website ad revenue; and (iii) DVD sales.

Advertising Supported Intranet Television Network Media Website — Koobee is a large scale, advertising supported Intranet Television Network (ITVN) media portal that is initially targeting China's campus based college students, estimated to total more than 30 million young people. Koobee is a venue for marketers to deliver traditional TV spots and new media advertising campaigns to a vast, upwardly mobile, targeted demographic. Advertisers and channel owners will have available to them multiple touch points ranging from interstitial interactive ads to banners within social networking clubs and sponsored competitions, all with accurate ad tracking that ensures clients realize value from unique and fully licensed content. We expect this combination to be competitive and sufficiently appealing to capture market share in China's fast growth online advertising industry. We believe that significant opportunities exist in the China Internet advertising space, and we will actively pursue this potential source of revenue during the year ending December 31, 2009.

Digital Content Distribution. — ViraCast and www.Beat9.com - The Company generates revenue by dynamically inserting and continuously updating interactive, geo-targeted advertising into digital content, such as Internet videos, podcasts, etc. Our patent pending technology, ViraCast, digitally embeds advertising into digital content that then has the ability to propagate virally across the Internet while continuously tracking ad consumption and user interaction. ViraCast tracks impressions, clicks and other pertinent data valuable to advertisers. Ads are provided from our publisher-affiliates and we generally recognize revenue on a monthly basis when payment is received from our publisher-affiliates.

Website Ad Revenue. — www.PerreoRadio.com - We generate revenue from our wholly owned and operated website www.PerreoRadio.com. PerreoRadio generates revenue almost exclusively from the placement of ads on the website. We are a publisher-affiliate to all the large ad-network providers. We generally recognize revenue on a monthly basis when payment is received from our publisher-affiliates.

DVD Sales. — The Company generates revenue through the direct sales of licensed content and licensing agreements. In the past, through licensing agreements, the Company received advance payments as consideration for rights granted to third parties that distributed the Company's licensed content and were recorded as deferred revenue. The Company recognized revenue under its licensing agreements as royalties that were earned upon shipment of licensed content to customers by the sub-licensor.

Results of Operations

Revenues

The Company currently generates revenue primarily from (i) digital content distribution; (ii) website ad revenue; and (iii) DVD sales. The following table sets forth for the periods indicated the components of revenue included in our consolidated statements of operations:

	Year Ended	
Revenue	December 31, 2008	December 31, 2007
Sales	$ 107,000	$ 557,365
Other Income	148,189	35,000
Total revenue	$ 255,189	$ 592,365

Sales — We generated revenues of $107,000 and $592,000 for the years ended December 31, 2008 and December 31, 2007, respectively. During the year ended December 31, 2008 approximately 53% of sales revenue was from the sales of our home video content and approximately 44% of sales revenue was from the production and distribution of digital content. In the past, our revenue was in large part generated through licensing agreements and sales of our home video library. The Company strategy has since shifted to the aggregation and distribution of international content and advertising for Internet consumption in China because we believe that significant opportunities exist in the China Internet advertising space. As a result, licensing revenues and sales of our home video library have significantly decreased and we believe will be eliminated as we continue to shift our focus and available resources to the China Internet advertising space. In January 2008, the Company entered into a license and distribution agreement with Westlake Entertainment, Inc. This agreement effectively shifted all manufacturing and distribution of our home video library to Westlake Entertainment along with all day-to-day operations related to our home video library. This agreement calls for a 25% - 50% distribution fee to Westlake on gross sales of licensed products.

Other Income — In March 2006, the Company entered into a commercial lease agreement for additional office space (the "Hollman Lease"). The Hollman Lease requires monthly payments of base rent which increase from $12,475 in September 2006 to $14,041 in December 2010. During February 2008 and April 2008, the Company entered into commercial sublease agreements with two non-related parties. For the year ended December 31, 2008, the sublease agreements resulted in $148,100 in gross revenues.

Deferred Revenue — In the past, through licensing agreements, the Company received advance payments as consideration for rights granted to third parties that distributed the Company's licensed content and were recorded as deferred revenue. The Company recognized revenue under its licensing agreements as royalties that were earned upon shipment of licensed content to customers by the sub-licensor. There were deferred revenue balances of $70,000 and $70,000 at December 31, 2008 and 2007, respectively, and they represented advanced royalty payments that were expected to be earned. During the year ended December 31, 2008, all license and distribution agreements related to the deferred revenue had expired. Licensee acceptance could not be secured. The Company made reasonable effort, but documented royalty reports could not be attained, and given that the time period during which the contractual provisions that were in effect had lapsed, all deferred revenue was recognized on December 31, 2008.

Operating Expenses

Operating expenses were $2.6 and $2.8 million during the years ended December 31, 2008 and 2007, respectively. In addition to decreases in the cost of sales, depreciation expense, and salaries to employees, the component that was almost exclusively responsible for the decrease in operating expenses during the twelve months ended December 31, 2008 was stock based compensation expense from grants of nonqualified stock options to our employees and non-employee directors. The decrease in operating expenses was almost offset by significant increases in Amortization and Interest expenses along with increases in professional fees.

Stock based compensation expense from grants of nonqualified stock options to our employees and non-employee directors decreased to $163,000 during the year ended December 31, 2008 from $1.2 million during the year ended December 31, 2007. The decrease in stock based compensation expense from grants of nonqualified stock options during the year ended December 31, 2008 resulted primarily from forfeitures of nonqualified stock options by employees no longer with the Company.

Cost of sales during the twelve months ended December 31, 2008 was $55,000 which represents a significant decrease from $197,000 during the twelve months ended December 31, 2007 . The decrease in cost of sales can be attributed to the shift in Company strategy to the aggregation and distribution of international content and advertising for Internet consumption in China.

Salaries and employee benefits, excluding stock based compensation expense, reflected a decrease to $443,000 during the year ended December 31, 2008 from $558,000 during the year ended December 31, 2007. The reductions in costs reflect a shift in our Company strategy which resulted in part in a targeted reduction in employees that were related to the sales of our licensed home video library.

The remaining operating expenses consisted of professional fees, rent expense, amortization expense and general and administrative expenses. Professional fees were $254,000 more during the year ended December 31, 2008 compared to the year ended December 31, 2007. The increase in professional fees are in large part due to significant increase in amounts paid for legal and consulting fees related to our operations in China and the establishment of our subsidiaries in Hong Kong and Beijing.

Legal expense increased from the previous year. Legal fees increased by $115,000 during the year ended December 31, 2008. During the year ended December 31, 2008 and 2007, legal fees were $174,000 and $59,000, respectively. For the year ended December 31, 2008 the majority of legal fees were related to the development of contracts, establishment of our subsidiaries in Hong Kong and Beijing, and review of major company transactions. In addition, legal fees during this period were composed of fees paid for S.E.C. filing related matters, private placement agreements and in preparation for financing activities. During the year ended December 31, 2007, legal fees were almost exclusively related to patent and trademark filing along with S.E.C. filing related expenses.

Consulting fees increase by $169,000 during the year ended December 31, 2008. At December 31, 2008 and 2007, consulting fees were $187,000 and $17,000, respectively. During the year ended December 31, 2008, the majority of consulting expense was related to sales contracting work and the development of our operations in China. During the year ended December 31, 2007, consulting expense resulted from sales contracting work in addition to work done to further develop the Company's accounting department and strengthen the Company's accounting policies and control procedures.

Rent expense increased by approximately $43,000 during the year ended December 31, 2008 compared to the year ended December 31, 2007 due in part to the company's lease of additional commercial office space in July 2008, with base rent of $1,500 per month combined with the customary 3% increase in our base rent for our the current corporate office space. The commercial office space in Beijing was leased in anticipation of growth in the company's China operations.

General and administrative expense increased by approximately $53,000 during the year ended December 31, 2008 compared to the year ended December 31, 2007 and is attributed to the strategic overall expansion of the business to the aggregation and distribution of international content and advertising for Internet consumption in China.

Net Loss

For the years ended December 31, 2008 and 2007 the Company had a net loss of approximately $3 million and $2.4 million, respectively and is primarily attributed to a significant decrease in revenues generated. The Company reduced its operating expenses during the year ended 2008 as compared to 2007 by implementing strategies to reduce its cash used in operating activities which included a targeted reduction of the employee workforce, increasing the efficiency of the Company's developmental efforts, reducing discretionary expenditures and negotiating favorable payment arrangements with service providers.

Interest Income and Other, Net

Given the financials constraints of the Company and its reliance on financing activities, interest expense related to the financing of capital increase to $274,000 during the year ended December 31, 2008 from $180,000 during the year ended December 31, 2007.

Taxes

At December 31, 2008, we had a net operating loss carryforward of approximately $7.6 million to offset future taxable income for federal income tax purposes. The utilization of the loss carryforward to reduce any future income taxes will depend on our ability to generate sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carryforward expires beginning in 2021.

A change in the ownership of a majority of the fair market value of our common stock can delay or limit the utilization of existing net operating loss carryforwards pursuant to Internal Revenue Code Section 382. The Company believes that such a change occurred on December 29, 2005 and again during the year ended December 31, 2008. The Company is evaluating the net operating loss carryforward limitation imposed by Internal Revenue Code Section 382 for net operating losses incurred before the change dates.

Liquidity and Capital Resources

Our principal sources of liquidity are cash generated from current operations and cash from financing activities. As of December 31, 2008, our cash and cash equivalents were $34,400. We had a working capital deficit of approximately $742,000 at December 31, 2008 and we continue to have recurring losses. In the past we have primarily relied upon loans from related parties to fund our operations and, to a lesser extent, revenues generated from licensing our film content, on a non-exclusive basis, to other distributors of Latino home entertainment content. These conditions raise substantial doubt about our ability to continue as a going concern. We are actively seeking sources of additional financing in order to maintain and potentially expand our operations and to fund our debt repayment obligations. Even if we are able to obtain funding, there can be no assurance that a sufficient level of sales will be attained to fund such operations or that unbudgeted costs will not be incurred. Future events, including the problems, delays, expenses and difficulties frequently encountered by similarly situated companies, as well as changes in economic, regulatory or competitive conditions, may lead to cost increases that could make the net proceeds of any new funding and cash flow from operations insufficient to fund our capital requirements. There can be no assurances that we will be able to obtain such additional funding from management or other investors on terms acceptable to us, if at all.

Total assets were $8,962,000 at December 31, 2008 versus $911,000 at December 31, 2007. The change in total assets is primarily attributable to several major transactions conducted by the Company resulting in a significant increase in Intangible Assets during the year ended December 31, 2008. See Note 6 Intangible Asset.

Accounts receivable decreased by $133,000 during the twelve months ended December 31, 2008 as compared to the year ended December 31, 2007. The decrease in accounts receivable resulted primarily from the change in strategy of the Company to focus on developing an Internet media portal in China. As we continue to focus Company resources to the development of an Internet media portal in China, the Company anticipates that receivables from the sale of DVDs will continue to decline.

DVD sales decreased significantly during the twelve months ended December 31, 2008 as compared to the twelve months ended December 31, 2007. This decrease reflects the Company's plan to shift its business to the aggregation and distribution of content for Internet consumption in China.

Intangible Assets net for the twelve months ended December 31, 2008 and 2007 was $8,537,000 and $395,000, respectively. This significant increase in the Company's intangible assets was exclusively as a result of the capitalization of a Content License Agreement and a Cooperation Agreement entered into by the Company as described in Note 6 Intangible Assets. Furthermore, the significant increase in intangible assets was slightly offset by the increase in the amortization expense of our licensed content.

Operating activities used $926,000 of cash during the year ended December 31, 2008 compared to $849,000 during the year ended December 31, 2007. The change in cash used for operating activities resulted primarily from a shift in Company strategy to focus on the development of an internet media portal in China and the associated legal and consulting fees. During the year ended December 31, 2008, there was a significant decrease in sales revenue related to the sale of our licensed content and an associated decrease in cost of sales. As we continue to focus Company resources to the development of an Internet media portal in China, the Company anticipates that all revenues henceforth will be generated from our operations in China and not from sales of our licensed home video library.

Cash used in investing activities for the year ended December 31, 2008 of $5,500 resulted from the purchase of computer hardware. Cash used in investing activities for the year ended December 31, 2007 of $14,800, resulted from the purchase of licensed Spanish language film content that was capitalized.

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are not required to provide information under this item.

DESCRIPTION OF BUSINESS

China Youth Media, Inc. — China Youth Media, Inc. is a China focused youth marketing and media company whose business is to provide advertisers and corporations with direct and centralized access to China's massive but difficult to reach student population. The cornerstone of the Company's China youth marketing strategy is Koobee, a large scale, advertising supported Intranet Television Network (ITVN) media portal that is initially targeting China's campus-based college students, estimated to total more than 30 million young people.

Koobee — Koobee is a venue designed for marketers to deliver traditional TV spots and new media advertising campaigns to a highly targeted demographic in the world's fastest growing broadband market. Koobee will deliver TV-style entertainment primarily on a dedicated fiber network directly to the computers of these students, offering a compelling solution for advertisers and corporations to reach the most active online community in China and a key segment of the world's largest youth market.

Koobee will initially be offering a 24 hour sports channel featuring All Sports Network (ASN) content from the NFL, NHL, and Pac 10 and Big Ten games; a 24 hour music channel by BTTV, a popular youth lifestyle and music entertainment TV channel in China; a travel and leisure channel by Quest USA; and a fashion channel featuring "China's Next Top Model," part of the international Top Model franchise and based on the hit U.S. TV show "America's Next Top Model."

While we plan to offer a range of premium international content, we also anticipate that Koobee will be the first live network to be populated directly by students for students, making it a powerful tool set to promote events, ideas and interests to students all over China.

To our advertisers, we plan to offer multiple touch points ranging from interstitial interactive ads to banners within social networking clubs and sponsored competitions, all with accurate ad tracking that will help ensure that clients realize value from unique and fully licensed content. With Koobee, we intend to provide advertisers the impact of TV with the ROI of the Internet. We expect this combination to be competitive and sufficiently appealing to capture market share in China's fast growth online advertising industry.

Online — Whether through Koobee.com, Koobee.com.cn or Koobee.tv, we have strategically positioned Koobee, the advertising supported ITVN media portal, to be the engine that drives multiple revenue streams, including brand sponsorships, interactive advertising and eCommerce. Koobee is a venue designed for marketers to deliver traditional TV spots and new media advertising campaigns to a highly targeted demographic in the world's fastest growing broadband market.

On Campus — Our access to China's college students includes event staging and advertising rights on campuses throughout China. China Youth Media will offer marketers an opportunity to sponsor live events and showcase their brands with international touring acts. We will carefully place each event at the most appropriate campuses and venues to generate the largest turnout and highest ROI. We will also offer coordinated Internet and campus event campaigns that will bring international touring acts and sponsors directly to China's college students with live ITVN broadcast straight into their dorm rooms. We have a strategic partnership with Xinhua Sports & Entertainment Ltd., a leading media group in China with assets that include an extensive event planning group with international brands as clients.

On Mobile — Our partner China Youth Net is in the final stages of securing our mobile video and advertising license. Our plan is to deploy an advanced mobile media and advertising delivery system catering specifically to China's youth market. We will offer opt-in surveys and data collection, as well as coordinated Internet, campus event and mobile campaigns.

Advertising Services — China Youth Media seeks to enable brands to achieve their media objective by providing tailor-made advertising services and niche-targeted media campaigns. Our brand-tailored advertising services will include:

1) Targeted niche marketing into campuses
2) Standard digital media buys on our Koobee portal
3) In-show ad inventory
4) Creative ad placements and overlays
5) Channel sponsorship and branded content
6) Competitive CPMs and building priceless lifetime loyalty
7) Event sponsorship
8) Mobile media and text campaigns

Our secure and fully tracked network will help ensure that advertisers see real returns and value. Our accurate ad tracking will detail precisely how many times an ad has been consumed, where it has been viewed and for how long, providing comprehensive student viewer profiles throughout.

Our Wholly-Owned Subsidiaries

Youth Media (BVI) Limited — On May 8, 2008, under the laws of the British Virgin Islands, the Company formed Youth Media (BVI) Limited ("YM BVI"). YM BVI is a wholly-owned subsidiary of the Company and was established for the purpose of incorporating the Company's wholly-owned subsidiary in Hong Kong.

Youth Media (Hong Kong) Limited and Youth Media (Beijing) Limited — Youth Media (Hong Kong) Limited ("YMHK"), a company organized under the laws of Hong Kong on May 19, 2008, and Youth Media (Beijing)

Limited ("YMBJ"), a company organized under the laws of the People's Republic of China on December 10, 2008, are wholly-owned subsidiaries of YM BVI and were formed by the Company to take advantage of its shift in business to aggregation and distribution of international content and advertising for Internet or online consumption in China.

Rebel Crew Films, Inc. — Rebel Crew Films is a wholly-owned subsidiary of the Company and was organized under the laws of the State of California on August 7, 2002. In January 2008, the Company entered into a license and distribution agreement with Westlake Entertainment, Inc. which effectively shifted all day-to-day operations related to our home video library to Westlake Entertainment. The licensing transaction was part of an initiative to focus a significant amount of the Company's available resources to building and launching www.Koobee.com, our ITVN media portal in China.

ViraCast and Beat9.com — Our patent pending proprietary technology called ViraCast allows for enterprise workflow management, processing, distribution and control of content by dynamically inserting and continuously updating interactive, geo-targeted advertising into digital content, such as Internet videos, podcasts, etc. Digital content that has been processed with ViraCast then has the ability to propagate virally across the Internet while ViraCast continuously tracks ad consumption and user interaction. ViraCast provides content producers, advertisers, and marketers new revenue models built around these emerging platforms with enhanced user data, reporting, and accountability. ViraCast tracks impressions, clicks, and other pertinent data valuable to advertisers. Our customers benefit from our verifiable ad tracking by paying only for ads that are viewed, clicked or acted on. Currently, ViraCast is available via our wholly-owned and operated website www.Beat9.com.

PerreoRadio.com — PerreoRadio.com is our wholly-owned and operated website targeted to the young, urban Latino demographic in both the United States and internationally. It offers online radio shows, podcasts, music, and music videos from some of the top DJ's from the United States, Latin America, and the Caribbean. PerreoRadio generates almost exclusively all revenue from the placement of ads on the website. We are a publisher-affiliate to all the large ad-network providers. We generally recognize revenue on a monthly basis when payment is received from our publisher-affiliates.

Company History

China Youth Media, Inc. (referred to herein as the *"Company," "we," "us,"* and *"our"*) was organized under the laws of the State of Utah on July 19, 1983 under the name of Digicorp. On February 22, 2007, we changed the Company's domicile from the State of Utah to the State of Delaware effected by the merger of the Company, a Utah corporation, with and into, Digicorp, Inc., a newly formed wholly owned subsidiary of the Company that was incorporated under the Delaware General Corporation Law for the purpose of effecting the change of domicile.

The Company changed its name from "Digicorp, Inc." to "China Youth Media, Inc." (the "Corporate Name Change") pursuant to a Certificate of Amendment to our Certificate of Incorporation filed with the State of Delaware which took effect as of October 16, 2008. The Corporate Name Change was approved and authorized by the Board of Directors of the Company and by the holders of shares representing a majority of our voting securities which holders have given their written consent. As a result of the Corporate Name Change, our stock symbol changed to "CHYU" with the opening of trading on October 16, 2008 on the OTCBB.

The Company is organized in a single operating segment with no long-lived assets outside of the United States of America. All of our revenues to date have been generated in the United States, but with the development of our China ITVN media portal, we expect that a portion of our future revenues will be from other countries.

DIRECTORS AND EXECUTIVE OFFICERS

The Company's directors and executive officers are as follows:

Jay Rifkin, Chief Executive Officer, Principal Financial Officer and Director. Mr. Rifkin has been our Chief Executive Officer since September 30, 2005 and has been a member of our Board of Directors since March 26, 2006. From 2004 to Present, Mr. Rifkin has been the sole Managing Member of Rebel Holdings, LLC. In 1995, Mr. Rifkin founded Mojo Music, Inc., a music publishing company, and he has been President of Mojo Music, Inc. since it was founded. Mr. Rifkin has served as Producer and Executive Producer on various motion pictures and is also a music producer, engineer and songwriter. Mr. Rifkin received a Grammy Award for Best Children's Album and an American Music Award for Favorite Pop/Rock Album for his work on Disney's "The Lion King," and received a Tony nomination for "The Lion King" on Broadway. From 1988 to 2004, Mr. Rifkin, through Mojo Music, Inc., served as a Managing Member of Media Ventures, LLC, an entertainment cooperative founded by Mr. Rifkin and composer Hans Zimmer. In 1995, Mr. Rifkin founded Mojo Records, LLC, which in 1996 became a joint venture with Universal Records, and was subsequently sold to Zomba/BMG Records in 2001.

William B. Horne, Director. Mr. Horne has been a member of our Board of Directors since July 20, 2005. From July 20, 2005 to April 20, 2007, Mr. Horne was our Chief Financial Officer. From September 30, 2005 until December 29, 2005, Mr. Horne also served as our Chief Executive Officer and Chairman of our Board of Directors. From July 2005 until June 2006, Mr. Horne was also the Chief Financial Officer and a director of Ault Glazer Bodnar & Company, Inc. From July 2005 until October 2008, Mr. Horne was Chief Financial Officer of Patient Safety Technologies, Inc. and its subsidiaries, and was Chief Executive Officer from January 2007 until May 2008. From May 2002 to April 2005, Mr. Horne held the position of Chief Financial Officer of Alaska Wireless Communications, a privately held advanced cellular communications company. Since January 2002, Mr. Horne has also provided strategic financial consulting services to both private and public companies. From November 1996 to December 2001, Mr. Horne held the position of Chief Financial Officer of The Phoenix Partners, a venture capital limited partnership located in Seattle, Washington.

Alice M. Campbell, Director. Ms. Campbell has been a member of our Board of Directors since July 16, 2005. From June 23, 2005 until January 30, 2006, Ms. Campbell served as a director of IPEX, Inc., a public company quoted on the OTC Bulletin Board. Ms. Campbell served as a director of Patient Safety Technologies, Inc., a public company quoted on the OTC Bulletin Board, from October 22, 2004 until January 26, 2007. Since 2001, Ms. Campbell has been, and is currently, an investigator and consultant specializing in research and litigation services, financial investigations and computer forensics for major companies and law firms throughout the United States. Ms. Campbell is a certified fraud specialist, as well as a certified instructor for the Regional Training Center of the United States Internal Revenue Service and for the National Business Institute. From 1979 to 2001, Ms. Campbell served as a special agent for the United States Treasury Department where she conducted criminal investigations and worked closely with the United States Attorney's Office and with several federal agencies, including the Internal Revenue Service, Federal Bureau of Investigation, Secret Service, Customs Service, State Department, Drug Enforcement Agency, Bureau of Alcohol, Tobacco and Firearms and U.S. Postal Service.

Alan Morelli, Director. Mr. Morelli has been one of our directors since March 26, 2006. Mr. Morelli is a consultant who has served as Managing Director of Analog Ventures, LLC, a consulting firm located in Pacific Palisades, California, since 1997. Mr. Morelli is also currently serving as a director of Physical Therapy Holdings, Inc. and Precise Exercise Equipment. Physical Therapy Holdings, Inc. develops tools for outpatient clinics. Precise developed innovative commercial fitness or rehabilitation technology used in health clubs and consumer equipment since 1994. Mr. Morelli received a B.S. from Rutgers University (1983) and a J.D. from Georgetown University Law Center (1986).

David M. Kaye, Director. Mr. Kaye has been one of our directors since March 26, 2006. Mr. Kaye is an attorney and has been a partner in the law firm of Kaye Cooper Fiore Kay & Rosenberg, LLP, located in Florham Park, New Jersey, since the firm's inception in February 1996. Since 1980, Mr. Kaye has been a practicing attorney in the New York City metropolitan area specializing in corporate and securities matters. He is currently a director of Dionics, Inc., a company which designs, manufactures and sells semiconductor electronic products. Mr. Kaye received his B.A. from George Washington University (1976) and his J.D. from the Benjamin N. Cardozo School of Law, Yeshiva University (1979).

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The Company common stock is quoted on the Over-the-Counter Bulletin Board (OTCBB) under the symbol CHYU.OB. The table below delineates on a quarterly basis the high and low sales prices per share of our common stock as reported by the OTCBB. The prices set forth in the table below may not be an accurate indicator of the value of the Company shares. These prices represent inter-dealer quotations and do not reflect retail markup, markdown or commissions and may not necessarily represent actual transactions.

		Common Stock Price	
2008		High	Low
First Quarter Ended	*March 31*	$ 0.06	$ 0.06
Second Quarter Ended	*June 30*	$ 0.1	$ 0.1
Third Quarter Ended	*September 30*	$ 0.09	$ 0.09
Fourth Quarter Ended	*December 31*	$ 0.15	$ 0.15
2007			
First Quarter Ended	*March 31*	$ 0.19	$ 0.08
Second Quarter Ended	*June 30*	$ 0.18	$ 0.08
Third Quarter Ended	*September 30*	$ 0.15	$ 0.09
Fourth Quarter Ended	*December 31*	$ 0.12	$ 0.05

Holders of Record

As of March 27, 2009, there were approximately 300 holders of record of the Company common stock.

Dividend Policy

We have not declared any dividends to date. We have no present intention of paying any cash dividends on our common stock in the foreseeable future, as we intend to use earnings, if any, to generate growth. The payment by us of dividends, if any, in the future, rests within the discretion of our Board of Directors and will depend, among other things, upon our earnings, our capital requirements and our financial condition, as well as other relevant factors. There are no restrictions in our articles of incorporation or bylaws that restrict us from declaring dividends.

COMPANY INFORMATION

Corporate Offices:

China Youth Media, Inc.
4143 Glencoe Ave, Unit B
Marina Del Rey, CA 90292
Telephone (310) 728-1450

Auditors:

Tarvaran, Askelson & Company, LLP
23974 Aliso Creek Rd, Ste 395
Laguna Niguel, CA 92677-3908

General Counsel:

Kaye Cooper Fiore Kay & Rosenberg, LLP
30A Vreeland Road, Suite 2300
Florham Park, New Jersey 07932

Transfer Agent:

Transfer Online, Inc.
317 SW Alder Street, 2nd Floor
Portland, OR 97204

ANNUAL REPORT ON FORM 10-K:

The Company has filed an Annual Report on Form 10-K for the fiscal year ended December 31, 2008 with the Securities and Exchange Commission. Copies of this Annual Report on Form 10-K may be obtained without charge upon written request to:

Sabas D. Carrillo
Controller
China Youth Media, Inc.
4143 Glencoe Ave, Unit B
Marina Del Rey, CA 90292